RED MOUNTAIN RESOURCES, INC.

2515 McKinney Avenue, Suite 900

Dallas, Texas 75201

May 1, 2013

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Red Mountain Resources, Inc.

Registration Statement on Form S-1 Filed December 5, 2011

File No. 333-178310

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Red Mountain Resources, Inc. (the “Registrant”) hereby respectfully requests withdrawal of the above-referenced Registration Statement on Form S-1 (File No. 333-178310) filed with the Securities and Exchange Commission on December 5, 2011 (the “Registration Statement”).

The Registrant requests that the Registration Statement be withdrawn as it has elected not to proceed with the offering contemplated in the Registration Statement. The Registrant confirms that no securities were sold under the Registration Statement.

Please contact Garrett A. DeVries at Akin Gump Strauss Hauer & Feld LLP, counsel to the Registrant, at 214-969-2800 with any questions.

Sincerely,

RED MOUNTAIN RESOURCES, INC.

By:	/s/ Alan W. Barksdale
Alan W. Barksdale
Chief Executive Officer